SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A2

--------------------------------------------------------------------------------


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934


--------------------------------------------------------------------------------


                         Reliant Interactive Media Corp.

                          formerly Reliant Corporation

--------------------------------------------------------------------------------



  Nevada                                                              87-0411941
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


2701 N. Rocky Point Dr., Suite 200, Tampa, Florida                         33607
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code:       (813) 282-1717



The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    6,135,440

                                February 29, 2000


     The EXHIBIT INDEX is located at Page 58 of this Registration Statement

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

      This Report contains "forward-looking" statements regarding potential future events and developments affecting the business of the Company. Such statements relate to, among other things, (i) competition for customers for its products and services; (ii) the uncertainty of developing or obtaining rights to new products that will be accepted by the market and the timing of the introduction of new products into the market; (iii) the limited market life of the Company's products; and (iv) other statements about the Company or the direct response industry.

      The Company's ability to predict results or the effects of any pending events on the Company's operating results is inherently subject to various risks and uncertainties, including competition for products, customers and media access; the risks of doing business abroad; the uncertainty of developing or obtaining rights to new products that will be accepted by the market; the limited market life of the Company's products; and the effects of government regulations. See MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     This 1934 Securities and Exchange Act Registration, on Form 10-SB is the Registrant's first public financial report filing with the Securities and Exchange Commission.

--------------------------------------------------------------------------------

                                     PART I
--------------------------------------------------------------------------------


                        Item 1. Description of Business.
--------------------------------------------------------------------------------


(a) Business Development.

     (1) Form and Year of Organization.

     This Corporation Reliant Interactive Media Corp. (of Nevada) ("the Registrant")(also "We" "Us" and "Our") was first incorporated in Utah on July 30, 1984, as Reliant Corporation for the purpose of creating a vehicle to obtain capital and seek out, investigate and acquire interests in products and businesses with the potential for profit. On or about July 15, 1998 we acquired our present name, Reliant Interactive Media Corp. On or about March 18, 1999, we moved our place of incorporation from Utah to Nevada without other changes in its corporate organization.

     Our common stock has experienced two reverse-splits, each time, five shares becoming one share. The numbers we will use are those which give effect to both.

     ==========================================================
     Issued before 1998                                 570,400
     ----------------------------------------------------------
     Issued in 1998                                   2,803,170
     ----------------------------------------------------------
     Issued in 1999                                   2,761,870
     ==========================================================
     Total Issued and Outstanding                     6,135,440
     ==========================================================

                                   Before 1998

     In July of 1984, we issued 400,000 shares to the then officers and directors for cash, at $0.005 per share. In July of 1895, we became a public company by completing an offering of 2,000,000 shares of common stock, at $0.01, for $20,000.00, net of offering costs of $5,975, pursuant to Rule 504 of Regulation D. Our original operating business is somewhat different from its present business. In June of 1991 we purchased a one-half interest in certain physical fitness video tapes and a related production contract in exchange for 9,600,000 share of common stock. The video tape venture proved unsuccessful and was terminated in 1993. Then, we sought other potential profitable programs, in the same general industrial area, namely audio-visual marketing, and/or marketing of audio-visual products.

     We ceased business operations and had no significant revenues from business operations for the period beginning in early 1993 through December of 1998. We had some slight revenues in 1998, as a carry-over from business operations unrelated to our current business and products.

     In an effort to provide working capital, we engaged in certain limited offerings and/or private placements of its common stock, selling 300,000 shares at $0.10, and selling 1,960,000 for $196,000.00, in 1995. The result of these transactions was a total issued and outstanding 14,260,000, before giving effect to two successive reverse-splits. Giving effect to those two reverses, that amount is now recapitalized at 570,400, and is so identified in our financial statements.

                                      1998

     During the second quarter of 1998, we issued 11,848,000 shares (giving effect to the first 5 to 1 reverse) for the acquisition of both Kevin Harrington Enterprises, Inc., a Florida corporation ("Harrington Enterprises"), and Cigar Television Network ("Cigar TV"), a Florida corporation, both becoming wholly-owned subsidiaries, and changed our corporate name to Reliant Interactive Media Corp. These two acquisitions were related-party transactions, by which the Kevin Harrington and Tim Harrington, brothers, acquired control of his Registrant Corporation. For more information see Item 7 of this Part I, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     These two acquisitions were as wholly-owned subsidiaries, and not by merger, such that all three corporations are surviving legal entities. The two Harrington companies acquired as (2) and (3) above were under common control when acquired. Giving effect to the second 5 to 1 reverse split, the 11,848,000 became 2,369,600.

     We also placed 570,400 shares for cash, at $1.56, and we issued 103,800 for services valued at $1.25 per share, in 1998.

                                      1999

     On or about February 23, 1999, we placed an additional 1,000,000 new investment shares of common stock to six highly sophisticated investors, for $330,000.00. These investors received certain special royalty rights in addition to their stock. These special royalty rights are described in Item 2 of this Part, MANAGEMENT'S DISCUSSION AND ANALYSIS.

     On March 23, 1999, certain actions were taken by a Majority of Shareholders, which action was ratified by all shareholders at a meeting called and held May 5, 1999:

     1) Approved and empowered the Board of Directors to effect the second reverse split of the issuer's common stock, every five shares to become one share;

     2) Approved an Agreement and Plan of Reorganization whereby the Company would acquire TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares.

     3) Approved a Qualified Shareholder Option Plan for 24 months for 500,000 [post-reverse] shares at $2.50 to $7.50 per share, based on a formula and terms to be determined by the Board of Directors, for key employees, consultants and other key people;

     4) Approved the Issuance [post-reverse] to each of the following, based upon 100,000 shares for each $10,000,000.00 in gross revenues, received by the Company and determined in accordance with Regulation SX accounting standards; no more than 1/6 of the shares shall be vested in any 6 month period: up to 1,000,000 shares for Mel Arthur; up to 3,000,000 shares to Kevin Harrington; and up to 2,000,000 shares for Tim Harrington;

     5) Approved issuance of the following stock [post-reverse] for services in connection with financing obtained for the company within the next 24 months, for each of the following: Intrepid International S.A. and N&R Ltd. Group, Inc. as follows: 100,000 shares per $1,000,000.00 for up to $10,000,000.00 raised; 50,000 shares per $1,000,000.00 for the next
     $20,000.00 raised;  20,000 shares per $1,000,000.00 for over $30,000,000.00 raised. The number of "dollars raised" shall be the gross dollars received before payment of commissions, fees and other expenses directly connected to raising these funds.

     6) Approved the sale of corporate debentures for a total issuance of not less than $6,000,000 in denominations of $1,000 and bearing interest at the market rate, of 8% or less, due in 5 years from issuance. Debentures shall be convertible to shares of common stock of the company at a conversion rate of $7.50 per share.

     7) Confirmed, Elected and/or re-elected four directors, Kevin Harrington, Tim Harrington, Mel Arthur, and Karl Rodriguez, to serve until the next meeting of shareholders.

      In 1999, in total, we placed 1,098,000 shares of common stock for cash at an average price of $0.86 per share; 43,700 shares for services, valued at $1.15 per share; 100,000 shares for services valued at $0.50 per share; 20,000 shares for investment in Tony Little Website at $0.50; and 1,500,000 shares for acquisition of TPH Marketing Inc., valued at $0.50 per share. We issued 170 shares as a technical adjustment for fractional shares, in connection with our most recent reverse split. See Item 4, of Part II, RECENT SALES OF UNREGISTERED SECURITIES for more information.

     About March 23, 1999, we acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares. The shares were valued at the most recent cash price of the stock which was $0.50 per share. There were no operations by TPH Marketing Inc., prior to the acquisition, the Company was mainly purchasing the services of the President and that is why the excess of the purchase price over the net book value of the TPH is being charged to operation expense. The business acquired in 1999, TPH Marketing, Inc., does not qualify as a "significant subsidiary" because it had no revenues or assets prior to acquisition. Shares issued for acquisition were issued pursuant to Rule 145, and ss.4(2) of the Securities Act of 1933.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Issuer. This Company will engage in the business of Electronic & Multi Media Retailing (print, radio, television and the internet). Reliant Interactive Media Corp. is engaged in direct response transactional television programming (known as "infomercials"), to market consumer products. Reliant, with its focus on global markets and products of global marketability, expects to bring its products into more than 370 million households in 70 countries worldwide, primarily through television and the Internet.

                                   Background

     The infomercial industry was first developed in the United States after the FCC rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. In fact, Kevin Harrington, the Issuer's CEO produced his first infomercial in 1985, and then founded Quantum Marketing International, one of the pioneers in the international infomercial industry's development, commencing operations in 1988. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States infomercial industry. Producers of infomercials combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their infomercials. After an initial growth period, the industry consolidated through the end of the 1980's. At the same time, increased attention from the FTC and the federal and state consumer protection agencies led to greater regulation of the industry and to the development of the National Infomercial Marketing Association as a self-regulatory organization. By the early 1990's, infomercials and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the infomercial industry has matured, the variety of products marketed through infomercials has steadily increased. Today, offerings as diverse as car care products and computers are marketed through infomercials.

                                Industry Overview

     The development of the international infomercial industry began in Western Europe following the initial industry development in the United States. Quantum Marketing International, which had been founded by Reliant's chairman, Kevin Harrington, was acquired by National Media in 1991. Following that acquisition, Kevin Harrington, who had owned 100% of Quantum International Marketing International, retained an insignificant amount of stock in the acquired entity. No affiliate of this Issuer has or maintained any relationship with Quantum Marketing International.

     The industry expanded throughout Europe and then into non-European markets through the early 1990's and continues to expand into other worldwide markets today. Whereas domestically, distribution of products through infomercials is viewed as an alternative to retail, mail order and other means of distribution, in many international markets distribution through traditional channels is not readily accessible to many consumers. As a result of these factors, the Company believes that it has an opportunity to be one of the primary distributors of innovative consumer products in the international marketplace.

     Prior to 1984, the maximum allowable minutes of television per hour was limited (16 minutes of commercial messages per hour) by the Federal Communications Commission ("FCC"), making the television infomercial an impossibility. In 1984, the FCC rescinded its limitations, permitting the sale of blocks of advertising and the television infomercial was born. Currently, the electronic retailing industry, which includes infomercials and short-form commercials, television shopping channels and multimedia marketing, has estimated annual sales of $8.6 billion. Management estimates that approximately thirteen million adults in the United States (about 6% of the adult population) bought at least at one item from a TV offer in 1997 versus in 1995, when approximately nine million bought merchandise. Many electronic retailers are now approaching cyberspace and the world of e-commerce as their next frontier. A U.S. Commerce Department study shows that 100 million consumers are now online. Internet traffic is doubling every 100 days. The "digital economy" is growing twice as fast the economy overall. 10 million Internet users made online purchases by the end of 1997, up from 4.7 million six months earlier.

                                Company Strategy

     Reliant's goal is to be recognized as a worldwide leader in direct marketing. Through direct response transactional television programming and integrated consumer marketing techniques, the Company is pursuing a business strategy focusing on: (i) increasing the utilization of its global relationship,
(ii) developing and marketing innovative consumer products to develop its library of infomercial programs and (iii) engineering an efficient business model for the conduct of its worldwide direct response business. The Company is revving up its efforts to create a position as a worldwide leader in infomercial programming. Through its global contracts, and media access, the Company will have the ability to deliver infomercial programming and products to over 370 million households worldwide. The Company intends to continue to explore new ways to effectively utilize and leverage this worldwide distribution, reach and capability. In addition, the Company intends to aggressively utilize its assets such as its customer lists in order to realize the true value thereof.

                    Develop and Market Innovative Products to
                    Develop a Library of Infomercial Programs

     The Company continually seeks out innovative consumer products which it can market and distribute profitably. The Company has an in-house product development/marketing capability responsible for researching, developing and analyzing products and product ideas. The Company augments its product development activities through relationships with third party product developers, from time to time, whose products may appear to management to present profitable infomercial marketing potential. The Company may develop or acquire product lines, or may engage in marketing agreements for marketing of product lines owned by others. As a practical matter, the difference between acquired product lines, and marketing arrangements for products which may be owned by third persons is deemed to be technical, but otherwise not substantially different; in as much as, acquired products or acquired marketing rights are acquired, with royalty and other arrangements which may amount to the same essential financial impact upon costs, revenues and profitability See the unnumbered subtitle below "Current Products".

     We have 30 infomercial programs in our library. There are an additional 7 programs in various stages of development.

     While the Company incurs certain initial and ongoing costs in connection with adapting a product and infomercial for specific markets, the primary expenses are incurred when the product/infomercial is first developed for its initial target market. Thus, as the Company decides to introduce a product into additional markets, it can do so quickly, efficiently and relatively inexpensively. The Company believes that by further expanding its coverage into other parts of the world it will be able to further leverage its library of infomercial programs and associated products by extending the time period during which each product generates revenues and, therefore, the total worldwide revenues for a particular product. Management reports that the normal range of costs for a marketing program is $50,000.00 to $250,000.00, with the exceptional project rarely extending to as much as $500,000.00.

          Engineering the Most Efficient Business Model for the Company

     The Company continues to explore methods to better control each step in the development and life cycle of a product/infomercial and develop its expertise in, and refine its systems with regards to, product sourcing, in-bound telemarketing, production, order fulfillment and customer service. Reliant believes that its current competitive advantages of fully-integrated program production, sourcing, as well as the development of new marketing partners, provide it with a strong base from which it can lower its costs and engineer a business model which is the most efficient for a worldwide direct response business.

     The Company will utilize its executive managements' proven expertise in the direct response transactional television (DRTV) arena, known as infomercials, to market consumer products. By combining television's proven ability to drive product sales with the global informational and access capabilities of the Internet, the Company is a true multi-media marketing company. Print, radio and direct mail are the other key components of the Company's strategy. The mix of expenses and revenues for television to other media is heavily weighted to television, about 95%. Other media expenses are expected to exceed 5% of project advertising rarely, if ever.

     In 1998, this Issuer was a "Development Stage Company", as described in the Company's financial statements for the years so ended. During the three months ended June 30, 1999, revenues exceeded expenses; such that this formerly "Development Stage Company" is now considered by management to be an "Operating Company." The term "Development Stage Company" is a cautionary term used to refer to a company whose principal business activity is organization and capital formation in order to pursue or launch its business plan. While issues of capital augmentation may arise in the course of the affairs of an "Operating Company", by such term, the Issuer means that it has launched its business plan, and is now generating revenues which reasonably appear to be increasing. It is therefore expected that increasing revenues will fund continuing operations in substantial part, supplemented by normal commercial borrowing, such that capital formation or augmentation would be secondary considerations in relation to Issuer's ability to sustain itself as a going concern.

     The Company is a Corporate Member of the Association of Internet Professionals ("AIP"). AIP's web site can be found at www.association.org. The AIP is the premier professional association for internet professionals worldwide. AIP, founded in 1994, is the largest and fastest growing professional association in the industry. The Company is also a member of the Electronics Retailing Association, the trade association for the infomercial industry.

     The Company's initial focus will be to market consumer products through the infomercial vehicle. Reliant has chosen products that offer sales continuity, and Reliant endeavors to own the full product rights, the name, manufacturing and the product itself. The Company has full product rights for in excess of 50% of the products to which it has rights. The specific products and rights are disclosed in more detail in the following discussion. In product sales, television creates interest: a broader, multi- media approach ensures maximum profits. The Company plans to use its infomercial programming to develop a worldwide presence in e-commerce markets.

     Reliant will use segments of its TV infomercial programs to drive consumers to its web sites, www.lifestylesmall.com, www.cigarnow.com, www.rimc.com. Web site activities are presently operational. We are now displaying our website address in all new infomercials produced, in an effort to attract users to the www.rimc.com site. There users will be able to order products via the Internet, and would also be exposed to our other products being offered. This concept is in its early implementation stage. We are just beginning to employ it, and for that reason, we have no results or statistical information to report or disclose other than the following.

Revenues from web site activities were insignificant in 1999, and for that reason no statistical information was formulated for the limited period that web sites have been operational, other than provided in the following table. For year the 2000, we will have more detailed statistical information concerning web site sales of products as well as the information presented as follows:

                        =======================================================
                        lifestylemall.com        cigar.com           rimc.com
-------------------------------------------------------------------------------
Users/6 months          19,545                   8,875               133,348
-------------------------------------------------------------------------------
Average Users Daily     107                      48                  732
-------------------------------------------------------------------------------
Hits/6 months           187,086                  120,005             1,404,238
-------------------------------------------------------------------------------
Average Hits Daily      1,031                    659                 7,715
===============================================================================


     The Cigar Television Network is a wholly-owned subsidiary of Reliant. This subsidiary has transferred its two primary business activities to us to operate. We are now responsible for the marketing and sales of a line of cigar lighters and the CigarNow.com web site. We are now selling a line of Cobee lighters/cigar cutters, including dual-flame and triple-flame lighters. CigarNow.com was our first web-based e-commerce venture and features over 550 premium cigars, plus accessories and upscale lifestyle products. CigarNow.com will also serve as the electronic cigar vendor on several high-profile, high-traffic partner sites.

     Reliant entered into a Web Site Purchase Agreement on May 26, 1999 to purchase from Tony Little the Tony Little Web Site. Tony Little is one of the most recognized fitness personalities on television and is often referred to as "America's Fitness Guru." This web site currently offers a variety of health-related products promoted by Tony Little. The Company is responsible for the operating expenses of the web site and will receive one-half of the net revenues. The consideration for the purchase was $10,000 and 100,000 shares of the Company's common stock to be issued subject to the exemption provided by section 4(2) of the Securities Act of 1933.

                               Product Development

     The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

     The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial inventory on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws is completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies. 2% of expenses are targeted for foreign markets. Presently revenues from foreign markets are 1% of total revenues. It should be anticipated, in the opinion of management, that in the future, 5% of expenses for foreign markets will ripen into 10% of revenues. The reasoning upon which this expectation is based is that once the United States marketing has been put in place, the only significant additional expense, for foreign distribution would be dubbing into the appropriate foreign language.

     The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

                   Infomercial Development and Test Marketing

     Once the Company decides to bring a product to market, it arranges for the production of a 30- minute infomercial that will provide in-depth demonstrations and explanations of the product. The Company attempts to present a product in an entertaining and informative manner utilizing a variety of program formats. The Company's infomercials are currently produced in-house by contracting with established independent experienced producers who work under Reliant's direction. The cost of producing an infomercial generally ranges from $25,000 to $350,000. In addition, producers, hosts and spokespersons generally receive fees based upon sales of the products.

     Following completion of the production of an infomercial, the program is then tested in the United States in specific time slots on both national cable networks and targeted broadcast stations. If a show achieves acceptable results in the market tests, it is generally aired on a rapidly increasing schedule on cable networks and broadcast channels. During this initial phase, the Company may modify the creative presentation of the infomercial and/or the retail pricing, depending upon viewer response. After the initial marketing phase, the Company may adjust the frequency of a program's airing to achieve a schedule of programs that it believes maximizes the profitability of all of the Company's products being marketed through infomercial programming at a given time.

                                  Media Access

     An important part of the Company's ability to successfully market products is its access to media time. The Company's infomercial programming will be available through licensed distributors to more than 370 million households in 70 countries worldwide, including Argentina, Australia, Austria, Belarus, the Benelux countries, Brazil, China, Denmark, Ecuador, most Eastern European countries, Finland, France, Germany, Greece, Ireland, Italy, Japan, Mexico, most Middle Eastern countries, New Zealand, Norway, Peru, Portugal, Russia, Spain, most South American countries, Sweden, Switzerland, Taiwan, Turkey, Ukraine and the United Kingdom.

     Internationally, the Company's infomercials are aired on one or more of three technologies by its licensed distributors: (i) satellite transmission direct to home with satellite reception dishes; (ii) cable operators who retransmit satellite broadcasts to cable-ready homes and (iii) terrestrial broadcast television.

     Domestically, the Company purchases most of its cable television time directly from cable networks and their respective media representatives. In addition to domestic air time purchased on cable networks, the Company also purchases broadcast television time from network affiliates and independent stations. Broadcast television time segments are purchased primarily in 30-minute spots. The Company believes that there is currently more than an adequate supply of broadcast television time available from these sources in the United States to satisfy the Company's needs. The Company is dependent on having access to media time to televise its infomercials on cable networks, satellite networks, network affiliates and local stations.

                           Sourcing and Manufacturing

     The Company intends to develop sources in the United States and several countries in Europe and Asia to manufacture products sold through its infomercials if it deems it to be economically advantageous. There are no commitments or established relationships in place at this time.

     In general, before the Company takes any sizable inventory position in a product, the Company test markets the product. The Company would then purchase additional inventory for roll-out of the product. The skill of management is extremely important in the area of building inventory to anticipate sales. This is more important in direct response marketing than in elsewhere, for the reason that delivery time is critical to customer acceptance, and further by virtue of the dependance on credit card payment, for charges cannot attach until the product is shipped out of the fulfillment house. The process begins with a "small test". The amount of initial inventory will vary based upon the management's best projections of the quality and appeal of the product, the sales price of the product, and the delivery time projected for the product. A normal small test will involve the investment of about $30,000.00 dollars in initial inventory. Although there can never be any guaranty of resulting demand, management's experience is that about half, and sometimes more, of the initial inventory will be sold, even if the program is not deemed successful. Skillful management should not allow the accumulation of excessive inventory. Management's general policy is to build inventory of a successful product against one month's anticipated sales, on the basis of continuing evaluation of current sales and known trends, by which every successful marketing program and product have a cycle of increasing demand, eventually peak, and ultimately decline to marginal significance. A typical product/marketing cycle, in any given market may range from three months to six months, but every program and product is unique, and its marketing cycle may exceed or fail to match normative expectations.

                             In-Bound Telemarketing

     The Company strives to create a problem-free fulfillment process for its customers. This process consists of in-bound telemarketing, order fulfillment and customer service. The first step in this process is the order-taking function known as in-bound telemarketing. Customers may order products marketed through infomercials during or after the infomercial by calling a telephone number (toll-free in the United States), which is shown periodically on the television screen during the broadcast.

     The Company anticipates normal subcontracting of its telemarketing function to one of various third parties that provide this service for a fee-based principally on the number of telephone calls answered. In all instances domestically, in-bound telemarketers electronically transmit orders to the Company's order fulfillment contractors where the product is packaged and shipped. In certain cases, at the time of purchase, the in-bound telemarketers also promote, cross-sell and upsell complementary and/or additional products relating to the product for which the inquiry is received. Such sales efforts are orchestrated by the Company's marketing personnel who script the sales approaches of the telemarketing personnel. Currently, the Company has no international subcontractor. Domestically, the Company's telemarketing subcontractor is West Telemarketing, 9910 Maple Street, Omaha NE 68134; and also Aftermarket Company, 5260 West Phelts, Suite 8B, Glendale AZ 85306, for computer sales only.

     The majority of customer payments in the United States are made by credit cards over the telephone with the remainder paid by check.

                                Order Fulfillment

     The Company anticipates contracting with one or more fulfillment centers. Activities at these facilities include receiving merchandise from manufacturers, inspecting merchandise for damages or defects, storing and assembling product for later delivery, packaging and shipping of products and processing of customer returns. They primarily use bulk shippers to deliver products to customers in the United States. In certain instances, the manufacturer of the product ships orders directly to the customer. Each customer is charged a shopping handling fee, which varies among products. Currently, the Company's fulfillment centers are BWL Distributors, and Reliant Fulfillment, both at 17250 Dallas Parkway, Dallas TX 75248. There is no other relationship between this Issuer and its fulfillment center, and the similarity of name is purely co-incidental. Management reports that Reliant Fulfillment has conducted business by that name before the first contacts between it and this Issuer.

                                Customer Service

     An important aspect of the Company's marketing strategy is to maintain and improve the quality of customer service and to respond to customer inquires, provide product information to customers and process product returns. The average rate of return, of 8% to 15%, has been consistent in the experience of the Issuer, and in the previous experience of its management in association with other direct response companies in the past. Customer service is provided on a contract basis through third parties who operations are monitored by the Company. The Company generally offers an unconditional 30-day money back return policy to purchasers of any of its products. In addition, products are generally covered by warranties offered by the manufacturer for defective products. The terms of such warranties vary depending upon the product and the manufacturer. The Company believes that its return rates will be within the customary range for direct marketing businesses.

                            Non-Infomercial Marketing

     Based on the success of certain of its products in traditional retail markets and the evolution of its business, the Company believes that its transactional television programming is effective in building consumer awareness of its products, as well as positioning the Company to act as the media marketing partner for manufacturers of consumer products. The Company's attempting to capitalize on its ability to create product awareness and its ability to act as a media marketing partner to extend the sales life of its products by shifting products from traditional infomercial programming to non-infomercial marketing channels such as retail distribution, catalogs, direct mail, direct response print ads, television home shopping programs, credit card statement inserts and other channels resulting from the development of strategic partnerships. The Company believes that established manufacturers are increasingly regarding infomercials as a desirable vehicle to showcase their products to create and build brand awareness and generate follow-up product sales through traditional retail outlets.

     The Company intends to pursue expansion of its retail operations in order to capitalize on the consumer brand-awareness created by the Company's infomercials and reinforced by the "As Seen On TV" in-store signage. The Company believes that the product exposure created by the Company's transactional television programming enables the Company and its partners to utilize traditional retail distribution channels without incurring any of the additional advertisement costs that other consumer product companies may incur. In this manner, the Company believes that it will be able to market products to consumers who view its programming, but do not traditionally purchase products through direct response marketing.

                                Current Products

     The Company markets consumer products in a wide variety of categories, i.e.: health fitness, beauty, weight loss, business opportunities, household appliances, etc. The Company will be dependent, in significant part, upon its ability to develop or obtain rights to new products to supplement and replace existing products as they mature through their product life cycles. The Company's expansion into international markets reduces somewhat its dependency on new shows by lengthening the potential duration of the life cycle of programs that will comprise the Company's infomercial library. Historically, the majority of the industry's products generate their most significant domestic revenues in the first 6 months following initial airing of the product's infomercial. Internationally, however, products typically generate revenues more evenly over a longer period. The Company has not had enough operating history to determine if it is following the historical trends of its industry. We have 30 infomercial programs in our library. There are an additional 7 programs in various stages of development.

     The Company enters into agreements for the sale of a number of products. If the products are successfully tested and deemed to have sufficient commercial marketability, they are then "rolled-out" in a Nation-wide media effort. The following products have been rolled-out:

     Pure Protein Bar. The Company has an International Marketing and Distribution Agreement with Worldwide Sports Nutrition, Inc. for television sales only of the high protein, low carbohydrate, low fat Pure Protein Bar. The program will be rolled-out on November 15, 1999.

     BIOflex Therapeutic Magnet Product Line. The Company has an International Marketing and Distribution Agreement with BWL Distributors, Ltd. to market the Sobakawa BIOflex therapeutic magnet product line through direct response infomercials. Sobakawa Magnetic insoles are ultra thin, cushioned insoles containing the patented Bioflex Magnets. These specific insoles have a moisture resistant feature intended to prevent germs and odors. The roll-out date of this product was February 27, 1999. Sales of this product currently account for 43% of the revenues of the Company. The Company does not have full product rights.

     Trash or Treasure. The Company has a contract with Dr. Tony Hyman for his Trash or Treasure program that shows how money can be earned from items that are often considered as "trash". Through this informative and educational program, Dr. Hyman shows others how to find the items collectors are scouring the country to find: salt & pepper shakers, thimbles, maps, and toys, just to name a few. Many of these items are sitting in garages, buried in attics or sold at flea markets for next to nothing! The book includes over 2,200 product categories and the names, addresses, phone numbers, and e-mail addresses of over 1,200 buyers that will purchase these items. The rollout date of this product was January 30, 1999. Sales of this product currently accounts for 29% of the revenues of the Company. The Company does not have full product rights.

     Pest Offense. Pest Offense is a safe, effective way to control pests around your home or business without the use of any dangerous chemicals or pesticides. This environmentally safe device plugs into a wall a creates an intermittent signal in the wiring that drive pests out. It will not affect electrical equipment, has no smell or fumes, cover 2,500 square feet, and is safe for all household pets. This product was rolled out on May 1, 1999 and accounts for 15% of the Company's revenues. The Company has full product rights.

     Wonder Steamer. The Company has a talent agreement with Sandy Bradley to promote a light- weight steam iron for pressing clothes while they hang, or it steams and presses like a flat iron. Steams in less than one minute and is designed to not burn, scorch, melt, or shine the clothes. The Wonder Steamer is lightweight, easy for travel and safe for use on delicate fabrics. The product was rolled out on June 26, 1999 and represents 4% of the revenues of the Company. The Company has full product rights.

     Enduro Bits. Enduro Bits utilize a high-tech metallurgical fusion comprised of a combination of carbide, titanium, and carbon, making it practically indestructible. The Enduro Bit cuts wood, steel, aluminum, glass, plastic, ceramic tile, and even granite without having to change a bit. This product was rolled out on September 11 1999, and has generated insignificant income at this time. The Company does not have full product rights.

     System Max Computers. The Company has full product rights for the sale of the 500mz System Max computer system with monitor, printer, and an assortment of popular software titles. An Infomercial aired at the end of the 3rd quarter of 1999, generated orders for in excess of $1,000,000.00; but these revenues have not been realized yet due to shipping delays attributed to the manufacturer's having been affected by the recent earthquakes in Taiwan. The Product is now being shipped and the Company expects to fulfill these orders. Management believes that future computer sales from infomercials and the internet may account for a significant percentage of its revenues in the near future.

     Eternal Energy Products. The Company has an International Marketing and Distribution Agreement with Golden Pride, Inc., which manufactures a proprietary line of vitamin and energy supplement products. The Agreement provides for television rights only for selling a starter kit of various products and inviting viewers to join "Tony Little's Eternal Energy" multi-level marketing program. The show will be run monthly, and at this time Revenues from this program are not material.

                              Government Regulation

     Various aspects of the Company's business are subject to regulation and ongoing review by a variety of federal, state, and local agencies, including the FTC, the United States Post Office, the CPSC, the FCC, FDA, various States' Attorneys General and other state and local consumer protection and health agencies. The statutes, rules and regulations applicable to the Company's operations, and to various products marketed by it, are numerous, complex and subject to change.

     The Company collects and remits sales tax in the states in which it has a physical presence. The Company is prepared to collect sales taxes for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collecting of sales tax will have a material adverse effect on the Company's financial condition or results of operations.

                       Competitive Business Conditions and
                    Our Competitive Position in the Industry.

     Competition in the Electronic Retailing Industry is intense and may be expected to intensify. There are other, larger and well-established electronic retailers, with whom this company must compete. The Company competes directly with several companies which generate sales from infomercials. The Company also competes with a large number of consumer product companies and retailers which have substantially greater financial, marketing and other resources than the Company, some of which have recently commenced, or indicated their intent to conduct, direct response marketing. The Company also competes with companies that make imitations of the Company's products at substantially lower prices. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising and catalogs. It is management's opinion that all of its major competitors are better and longer established, better financed and with enhanced borrowing credit based on historical operations, and enjoy substantially higher revenues than the Issuer does currently. As a new entrant into this marketing industry, the Issuer relies on the skill, experience and innovative discernment of management in the hope that superior judgment will provide its only competitive advantage. This Company's major competitors are now listed: Thane International, Inc.; Fitness Quest, Inc.; Telebrands Advertising Corporation; Media Group Incorporated; e4L, Inc.; Guthy Renker Corp.; Media Enterprises, Inc.

                            Properties and Employees.

     This Company's principal offices and rent are described in Item 3 of this Part. are located at 13535 Feather Sound Drive, Suite 220, Clearwater, Florida, 33762 Telephone: (727) 299-0020 Facsimile: (727) 299-0101. The Company currently leases approximately four thousand (4,000) square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provides for monthly rent of $6,750.42 or annual rent payments of $81,005.04. The facility encompasses 25 separate offices and a board room. We have 7 full-time employees and 3 contract employees, i.e. producers, technical and artistic talent. None of the Company's employees are covered by collective bargaining agreements and management considers relations with its employees to be good.

--------------------------------------------------------------------------------
       Item 2. Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------------------


(a) Plan of Operation for the next twelve months.

     Cash Requirements and of Need for additional funds.

     We are "a development stage Company" and have only limited capital resources. While revenues are increasing significantly, it is necessary for the Company to seek additional capital over time to optimize the accomplishment of its business plan. The following disclosure treats our interim funding for the year now past, and our plans and arrangements for future funding.

     On or about February 23, 1999, the Company received $330,000.00 for the sale of 1,000,000 new investment shares of common stock (before the second reverse split) from six highly sophisticated investors. For information about these investors, please refer to Item 4 of Part II, RECENT SALES OF UNREGISTERED SECURITIES. This special investment program was specifically targeted to infomercial production, by means of a special royalty arrangement with the investors: the investors will receive an aggregate of 5% of the gross revenues (as defined by agreement) from sales generated by four specified infomercials produced, until 120% of the investment has been returned to the investors. Thereafter, the percentage received by these investors will be reduced to an aggregate of 4%. The price was arrived at in arms-length negotiations in the context of the entire transaction. The Company expects to value the 1,000,000 shares at the investment price of $330,000.00 and to treat royalty payments to investors as expenses, in the same manner as if royalty payments were not connected with the purchase of shares.

     These 1,000,000 shares are included in the earnings per share analysis, found in the financial statements of this Registrant.

     On or about March 24, 1999, the Company made an agreement with Oasis Entertainment's Fourth Movie Project, Inc. (a related party transaction) to provide funding in the amount of $250,000.00 for use specifically in the production of three additional infomercials. Oasis is to receive 250,000 shares (after the second reverse-split) of common stock upon completion of the funding in April, plus a royalty of 2% of the adjusted gross revenues derived on all products designated in the agreement until Oasis has been paid $625,000.00, and thereafter 1% thereof in perpetuity. This transaction is deemed to be a related party for the reason that, and only for the reason that, Karl Rodriguez is the fourth Director of this registering Company and is also Secretary and a Director of Oasis Entertainment's Fourth Movie Project, Inc. These 250,000 shares have been authorized, but not issued yet. The Company expects to value the shares at $250,000.00. We will treat royalty payments to investors as expenses, in the same manner as if royalty payments were not related to purchase of shares. The shares are treated as if issued for earnings per share calculations.

     We were able to generate enough sales revenues to satisfy our cash requirements through the end of 1999. Our evaluation of the next twelve months is different.

     Without regard to whether current revenues might be sufficient to maintain liquidity, new projects must be undertaken to generate future revenues. Every media-marketing project has a useful life, some longer or shorter than others, but all eventually run their course. We do not consider it prudent to be passive about generating new projects, and we have determined that significant new funds are highly desirable, and possibly necessary to aggressively approach operations in year 2000.

     The Registrant has entered into two letter agreements with Institutional Equity Corporation ("IEC"):

     First, an engagement letter for IEC to conduct a private placement for us, to raise a minimum of $500,000 and a maximum of $2,000,000 (to be in reliance on Regulation D, Rule 506, and section

4(2) of the Securities Act of 1933). Units consisting of 10,000 shares each are to be sold for $20,000 each. This placement has been opened and must be completed by March 31, 2000, unless extended by a maximum of 90 additional days. IEC is to be paid a fee equal to 10% of the proceeds and has the right to acquire up to 100,000 shares of common stock, at $3.00 per share, for every million dollars raised, or a proportional fractional adjustment. This right to acquire shares lasts until 18 months from the closing of the placement. The placement is on a best efforts basis. There is no guaranty that any shares will be placed.

     Second, a firm commitment has been received from IEC to raise $10,000,000 in a registered offering of securities. The structure of this offering has not been determined. Gross underwriting discounts of approximately 10% of the offering price and a 2% non-accountable expense allowance is to be paid to IEC from these offering proceeds. A $50,000 fee has been paid towards an advance of $100,000 to be applied against the gross underwriting commissions. The expenses of IEC in connection with this offering will also be reimbursed from the offering proceeds and are estimated to be $650,000. IEC will also receive warrants for 10% of the securities purchased by underwriters, good for four years, at an exercise price of 120% of the offering price.

     While there is no guaranty that funding plans will materialize as expected, we believe that our present arrangements will provide sufficient working capital to optimize operations for the next twelve months.

     Summary of Product Research and Development

     The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

     The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial library on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies.

     The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

     Expected purchase or sale of plant and significant equipment. None.

     Expected significant change in the number of employees. None.

(b) Discussion and Analysis of Financial Condition and Results of Operations.

     Development Stage/Going Concern. There are two material thresholds in the transition of this Company, from Development Stage to Going Concern. The first is the commencement of limited operations, during 1998, and the first quarter of 1999. The second is the achievement of substantial revenues and the dawn of profitability, corresponding to the second quarter of 1999, with continued improvement throughout that year. While the Harringtons began some limited operations in 1998, their two companies were not acquired as subsidiaries until August of that year. The Harringtons honored certain non-compete agreements, with HSN Direct, a division of Home Shopping Network, which expired in December of 1998. During the interim period, the Harringtons located, developed and prepared for production and rollout of various products. For that reason, full-fledged operations were not launched until April of 1999. While the affairs of the Company improved consistently, from 1998, the second quarter of 1999 was the first profitable quarter, and is the first quarter of unlimited operations. For these reasons, management refers to this Company as in its Development Stage for 1998, and for the first quarter of 1999, and as an operating company and a going concern during the second quarter of 1999.

     In 1998, the company closed the year with a loss, with minimal revenues, in pre-launch development mode, but these results are not deemed to reflect true business operations. In 1998, the company had significant expenses that resulted in a loss for the year. Revenues increased significantly in 1999; however such increase should not be considered dramatic, for 1999 was the first real year of operation under our present business plan. The first quarter was one in which the Harringtons put in place personnel and selected the first products to produce.

     The second quarter was one in which we aired two successful shows (Trash or Treasure and Sobakawa Insoles). We also aired other shows which were not so successful in that quarter. It is not to be expected that every project would be a stellar success, and two successes in a single quarter is considered a good result by us.

     During the third quarter, we increased staff with a producer and associate producer for our infomercials, to have better continuity and control of the details of our production activities. These are two new salaried individuals. Several other shows were tested during this period. Two of them became successful (Wonder Steamer and Pest Offense). We also developed our successful computer infomercial.

     During the final quarter of 1999, sales continued to grow from projects in place, led by those developed in the previous quarters and the new computer infomercial.

     Management believes that revenues and growth will continue to increase, but to achieve the continued growth of the Company's business, advertising, promotional and production expenses will remain significant. While the upside potential from successful infomercial marketing is tremendous, the risk of failure is always present. Some of the projects may fail, or all may fail. If some are successful, the success may offset the losses from others significantly or may not. Accordingly, there can be no assurance that substantial profitability will be sustained in the next twelve months in proportion to the rate of growth achieved in 1999.

     Revenues are Increasing. There were no revenues in 1997. Sales in 1998 were $120,234, which was $60,118 for the first half, and $60,116, for the second half. Corresponding amounts for the first quarter, and second quarter of 1999, were $352,483 and $3,135,013. 1998 operations have been characterized as limited. They consisted of the sale of cigarette lighters and the marketing of a single non-infomercial television show. In 1998, Gross Margins, after cost of goods sold, was only 45%; whereas that margin has been stable between 85% to 86% of Gross Sales, for the first half of 1999. This improvement is largely due to the difference between limited operations, and the economy and efficiency of unlimited operations, beginning in April of 1999. It is also attributable to the marketing of different products from those currently offered by the Company.

Thus the sales of the first half of 1999 total $3,477,490. The increase in the second 1999 quarter reflects the launching of full operations in April, more completely reflected by the end of the second half of 1999. The significance of these figures is not only that revenues have increased exponentially, due to operations, but that the Company has achieved marginal profitability during the second quarter, the three months ended June 30, 1999.

     Revenues have improved in every quarter of operations in 1999. We expect them to continue to improve in the next twelve months. Although certain expenses, such as production and media costs are related to revenue creation and would rise in some proportion to revenues, there are other expenses that are not expected to rise proportionally. General and administrative expenses would not rise proportionally as projects increase and revenues improve. We are able to generate increasing revenues without significant increase in employees, as production and fulfillment activities are generally out- sourced. The Company has new products to sell each period, in additions to others, so that the number of products increase from period to period. For the first quarter there were 5, for the second 8, the third 8, and the fourth 10 products for sale. We just recently initiated marketing of products on the QVC home shopping channel. On QVC we are beginning to sell some products in the traditional short-form live segments that are seen on television shopping networks. These new revenues are insubstantial as of the end of 1999, but are expected to become a significant component of total revenues as more products are sold and exposure increases on the shopping network.

     Product sales are expected to increase in direct proportion to our ability to acquire media time to promote them. Promotional advertising drives sales in our business. It is for this reason that increasing revenues do not provide assurance that markets have been saturated with as much advertising as would be productive. For this reason, additional capital, whether or not necessary for fundamental survival, is desired and important for optimum growth.

     Cost of goods sold included the total cost of acquiring actual products acquired for resale. Returns and allowances are deducted from sales.

     Operating Expenses would be expected to increase with increasing operations. Expenses in 1998 were attributable to the marketing of different products than those which form the core of the Company's current business. In general, expenses have decreased as a percentage of sales.

================================================================================
General and Administrative Expenses        $              Sales       % of Sales
--------------------------------------------------------------------------------
all of 1998                             792,533           120,234      659.16
--------------------------------------------------------------------------------
first quarter 1999                      337,843           352,483      95.85
--------------------------------------------------------------------------------
second quarter 1999                   1,010,984         3,135,013      32.25
================================================================================
third quarter 1999                    1,299,014         5,918,342      21.95
================================================================================

     These figures reflect a continuing improvement in this relationship, due to expanding operations, additional products and customers. These expenses do not rise proportionally as revenues increase. General & Administrative expenses include the following: fulfillment costs; sales commissions; royalties; automobile expense; banking fees; consulting fees; insurance; office supplies; postage & delivery; professional fees; salaries and wages; telephone; and travel & entertainment.

================================================================================
Research and Development            $              Sales          % of Sales
--------------------------------------------------------------------------------
all of 1998                       41,449            120,234        34.47
--------------------------------------------------------------------------------
first quarter 1999                 4,754            352,483         1.35
--------------------------------------------------------------------------------
second quarter 1999               25,401           3,135,013        0.81
================================================================================
third quarter 1999                10,465           5,918,342        0.18
================================================================================

     These figures reflect that Research and Development is trending downward as a decreasing percentage of sales. Research and Development costs should remain constant as they represent costs associated with development of new infomercial promotional projects, rather than new technologies. It does not include royalties on rights acquired. It does not include the cost of acquiring products for resale. It does not include production and media costs or marketing. It involves searching for new products, obtaining rights to sell them, and possible refinement in the products, to achieve more economic manufacture and resale at attractive pricing. At any given time, there would normally be at least one or two products/projects under development. At the present time, however, there are seven infomercials in various stages of development. The number in development will decrease, while the number in media, producing revenues will increase. While the costs are expected to remain substantially constant, they would be expected to decrease as a percentage of sales.

================================================================================
Production and Media Costs          $                  Sales       % of Sales
--------------------------------------------------------------------------------
all of 1998                            -0-             120,234        0.00
--------------------------------------------------------------------------------
first quarter 1999                 355,279             352,483     100.79
--------------------------------------------------------------------------------
second quarter 1999              1,168,432           3,135,013      37.27
================================================================================
third quarter 1999               2,778,243           5,918,342      46.94
================================================================================

     These expenses were not a factor in 1998, due to the differing nature of products marketed. These figures for 1999 reflect an improvement in the ratio of these expenses to sales, even as total costs increase with expanding operations. Production and media costs, consisting of the cost of producing media productions and the costs of buying media slots, are estimated to settle in the range of 40% to 50% of sales, overall. This average allows for less successful or unsuccessful projects. Media expenses for successful projects will be between 35% and 46% of sales, proportionally.

================================================================================
Marketing                   $                 Sales             % of Sales
--------------------------------------------------------------------------------
all of 1998              339,877            120,234               282.68
--------------------------------------------------------------------------------
first quarter 1999       202,596            352,483                57.48
--------------------------------------------------------------------------------
second quarter 1999       72,399          3,135,013                 2.31
================================================================================
third quarter 1999       585,515          5,918,342                 9.89
================================================================================

          These figures reflect an improvement in the ratio of these expenses to sales, even as total costs increase with expanding operations. Marketing, consisting of consumer relations and internet promotion is expected to decrease, as a percent of sales over time. Marketing includes participation in various trade shows, telemarketing expenses, other marketing expenses and prepaid advertising. It does not include media buys in direct infomercial advertising for immediate product fulfillment. Those items are production and media expenses.

================================================================================
Rent                            $                  Sales              % of Sales
--------------------------------------------------------------------------------
all of 1998                  48,226                  120,234              40.11
--------------------------------------------------------------------------------
first quarter 1999           12,951                  352,483              3.67
--------------------------------------------------------------------------------
second quarter 1999          17,001                3,135,013              0.54
================================================================================
third quarter 1999           15,205                5,918,342              0.26
================================================================================

     We had leased initially approximately four thousand (4,000) square feet of office space pursuant to a year lease for our Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provided for monthly rent of $6,750.42, or annual rent payments of $81,005.04 The facility encompassed 25 separate offices and a board room. Some additional space was later taken at a monthly rent of $16,400.00, which annualized to $196,800.00.

     We have entered into a new lease for Suite 200, Island Center, 2701 N. Rocky Point Drive, Tampa Florida 33607, dated January 13, 2000, and commenced February 25, 2000. The premises leased constitutes 5,923 square feet on the second floor, and an additional 1,080 square feet of unallocated space in the building. We estimate that rent expenses will be about $40,000 per quarter, for the next year and increase approximately 4% per year over the five year term of the lease, net of subleases, and will continue to decrease as a percentage of sales.

================================================================================
Total Operating Expenses          $              Sales           % of Sales
--------------------------------------------------------------------------------
all of 1998                  1,228,714            120,234         1,021.94
--------------------------------------------------------------------------------
first quarter 1999             915,099            352,483           259.62
--------------------------------------------------------------------------------
second quarter 1999          2,314,303          3,135,013            73.82
================================================================================
third quarter 1999                              5,918,342             0.00
================================================================================

     This comparison shows that total operating expenses are declining as a percentage of sales, even as total expenses are increasing with expanded operations. These tables also illustrate the significance of the second operating quarter of 1999, when operations turned decisively favorable. Total operating expenses as a percent of sales will remain in the range of 75% to 80%, as sales increase. The largest single segment, and most material factor, is in the direct operating area of infomercial production and media costs. These operations are not only the major area of expense, but it is these activities which drive sales. It is generally reliable in this industry that higher media costs are required for increased sales.






             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

     Profitability, as indicated previously, appeared in the second quarter of 1999.


================================================================================
Operating Income (Loss)          $                 Sales            % of Sales
--------------------------------------------------------------------------------
all of 1998                  (1,134913)            120,234          (943.92)
--------------------------------------------------------------------------------
first quarter 1999           (631,147)             352,483          (179.06)
--------------------------------------------------------------------------------
second quarter 1999           374,830            3,135,013            11.96
================================================================================
third quarter 1999            396,815            5,918,342             6.70
================================================================================


     The achievement of profitability, in the second quarter, does not guaranty that the trend to increasing profitability will follow. However, it appears to management that operations are expanding in an orderly and promising manner, and that expenses are being managed appropriately. Profitability has improved with sales. As most other costs remain constant, or decrease, as percent of sales, total profitability, as such a percentage, will fluctuate inversely with the cost of goods sold. Product costs, as distinguished from infomercial production and media costs, must be kept under control to maintain real profitability. While higher media profile and quality of infomercial production tend to increase sales, increased cost of products sold would have a depressing effect upon profitability. On the one hand, Infomercial products need to be attractively priced. On the other, the cost of producing the products must be controlled and managed well.

     Gross Margins on the financial statements indicate the amount by which Sales exceed the Cost of Goods Sold. In view of the insubstantial nature of 1998 activities, and their lack of relationship to current products and marketing methods, the comparison of 1998 to 1999 periods is not believed to be materially instructive or useful. It is clear, however, from the Registrant's Financial Statements, that the Gross Margins during the three months last ended September 30, 1999, represent more than half of the total for the nine months so ended.

     Management believes that this last analysis is the most salient indicator of increasing profitability.

     Balance Sheet. As previously stated the dramatic increase in corporate financial condition during 1999, as compared to 1998, is not considered instructive. The 1999 activities should be viewed as the start-up of a new mode of business activity in 1999, with some apparent success and improvement in the financial condition of the Registrant, due particularly to increasingly successful operations. Fortunes may change, however, and no assurance ever exists that profitable trends will continue, or that the future will be like the past. A company's initial growth may not be indicative of a sustainable rate of continued growth. While the Registrant has not yet achieved its potential, there can be no certain prediction at what level its growth may slow, or when, if at all, it may reach an optimum level of operations.

     Interest Income and Expense reflected on the Company's financial statements refer to the company's ownership of a certificate of deposit, pledged against a loan. The interest income from the CD is shown. The interest expense for the loan is shown.

     Conclusion. While this Company is presently able to manage its present phase of development, for an indefinite interim, it cannot regard its financial condition as optimal. Unless events in the future are favorable, both in terms of profit from operations now being undertaken, and also favorable in attracting investor interest, the Company may not be able to sustain a stable growth pattern for the Company. These remarks should be understood in context, discussed elsewhere, that increasing revenues are expected to provide substantially all of the requirements for continued operations at present levels and for some possible growth. This company must grow to reach its full potential. For this reason, stability at its present levels is not considered optimal for long-term growth.

--------------------------------------------------------------------------------

                        Item 3. Description of Property.
--------------------------------------------------------------------------------


     The Company initially had leased approximately four thousand (4,000) square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provided for monthly rent of $6,750.42, or annual rent payments of $81,005.04 The facility encompassed 25 separate offices and a board room. This tenancy will terminate at the end of February, 2000.

     The Registrant has entered into a new lease for Suite 200, Island Center, 2701 N. Rocky Point Drive, Tampa Florida 33607, dated January 13, 2000, to commence March 1, 2000. The premises leased constitute 5,923 square feet on the second floor, and an additional 1,080 square feet of unallocated space in the building. The schedule of rent/lease payments is provided as follows:


================================================================================
Period                                          Annual               Monthly
--------------------------------------------------------------------------------
March 1, 2000 through February 28, 2001         161,089.04           13,422.42
--------------------------------------------------------------------------------
March 1, 2001 through February 28, 2002         168,072.00           14,008.00
--------------------------------------------------------------------------------
March 1, 2002 through February 28, 2003         175,074.96           14,589.58
--------------------------------------------------------------------------------
March 1, 2003 through February 28, 2004         182,078.04           15,173.17
--------------------------------------------------------------------------------
March 1, 2004 through February 28, 2005         189,081.00           15,756.75
================================================================================


--------------------------------------------------------------------------------

     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------


(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information. Table A following discloses the share ownership actually issued and outstanding.

     Table B following Table A and its notes, discloses the existence and the effect of certain management options, as if exercised, on the share ownership of management and affiliates. Please refer to Executive Compensation, Item 6 of this Part, for details as to entitlement, terms of exercise and prices for the Options disclosed.

                                     TABLE A
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE


============================================================================================
           Name and Address of Beneficial Owner            Actual
                                                           Ownership          %
--------------------------------------------------------------------------------------------
Kevin Harrington                        Chairman and CEO   2,156,101          36.64
80 Gulf Blvd
Belleair Beach FL 33786
--------------------------------------------------------------------------------------------
Tim Harrington                         President and COO   1,100,000          18.69
531 Rafael Blvd NE
St. Petersburg FL 33704
--------------------------------------------------------------------------------------------
Mel Arthur,                     Executive Vice President     105,000           1.78
12001 9th St N #2509
St. Petersburg FL 33716
--------------------------------------------------------------------------------------------
Karl Rodriguez                                 Secretary       1,000           0.02
23592 Windsong #19E
Aliso Viejo CA 92656
============================================================================================
All Officers and Directors as a Group                      3,362,101          57.13
============================================================================================
Total Shares Issued and Outstanding                        5,885,271         100.00
============================================================================================

     As more fully developed, discussed and disclosed hereinafter, the following discloses the amount of shares which each beneficial owner shown in Table A has the right to acquire within 60 days, from options, warrants, rights, conversion privileges or similar obligations: (1) Kevin Harrington-160,000 shares; (2) Tim Harrington-140,000 shares; and (3) Mel Arthur-105,000 shares.

     The following table, and its notes, discloses the existence and the effect of all of certain management options, as if exercised, on the share ownership of management and affiliates. These Options were granted June 30, 1999. The terms of the vesting of the various options are somewhat complex. Please refer to Executive Compensation, Item 6 of this Part, Table C, for details as to entitlement, terms of exercise and prices for the Options disclosed.


                                     TABLE B

=============================================================================================================================
60 day Exercisable
Option/Bonus Rights                   Kevin Harrington                Tim Harrington                    Mel Arthur
-----------------------------------------------------------------------------------------------------------------------------
Compensatory Stock               6 months: 60,000               6 months: 40,000                6 months: 5,000
Option Plan (See                              shares @ $2.50                  shares @ $2.50                 shares @ $2.50
Exhibit 6.2):
-----------------------------------------------------------------------------------------------------------------------------
Revenue                         For each $10,000,000           For each $10,000,000            For each $10,000,000
Performance Stock               in gross revenues,             in gross revenues,              in gross revenues,
Bonus                           issuance of 100,000            issuance of 100,000             issuance of 100,000
                                shares up to a total of        shares up to a total of         shares up to a total of
                                3,000,000 shares (no           2,000,000 shares (no            900,000 shares (no
                                more than 1/6 of total         more than 1/6 of total          more than 1/6 of total
                                to vest in any 6 month         to vest in any 6 month          to vest in any 6
                                period)                        period)                         month period)
=============================================================================================================================

     These Compensatory Stock Options were granted June 30, 1999, are vested, and exercisable January 1, 1999. These Revenue Performance Stock Bonuses are dependent upon gross revenues. It is deemed likely that the $10,000,000.00 threshold will be reached within 60 days.

     The following Table C discloses the effect of share ownership as if all of the those 60 vestings and rights were exercised.


     As more fully developed, discussed and disclosed hereinafter, the following discloses the amount of shares which each beneficial owner shown in Table A has the right to acquire within 60 days, from options, warrants, rights, conversion privileges or similar obligations: (1) Kevin Harrington-160,000 shares; (2) Tim Harrington- 140,000 shares; and (3) Mel Arthur-105,000 shares.

                                     TABLE C
                  EFFECT OF OPTION EXERCISE ON SHARE OWNERSHIP

========================================================================================================
                             Shares
                             Actual                           OPTIONS         TOTAL IF
        Option Owner         and as               %             AND             OPTIONS            %
                             Attributed                       AWARDS          EXERCISED
--------------------------------------------------------------------------------------------------------
Kevin Harrington             2,156,101          36.64          160,000         2,316,101          36.82
--------------------------------------------------------------------------------------------------------
Tim Harrington               1,100,000          18.69          140,000         1,240,000          19.71
--------------------------------------------------------------------------------------------------------
Mel Arthur                     105,000           1.78          105,000           210,000           3.34
========================================================================================================
Total Shares/Options         5,885,271         100.00          405,000         6,290,271         100.00
Outstanding
========================================================================================================

(c) Changes in Control/Reverse Acquisition. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. A "reverse acquisition" is the acquisition of a private company by a public company, by which the private company's shareholders acquired control of the public company. This Issuer is presently committed to the development of its infomercial business. While this Issuer is continuously interested in opportunities for direct acquisition of products, projects, assets and possible businesses, which may have some synergy with its core business, this Issuer may not be used as a vehicle for a reverse acquisition.

--------------------------------------------------------------------------------

      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------


     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined. Kevin Harrington and Tim Harrington took office August 7, 1998. Mel Arthur took office January 20, 1999. The present four Directors were elected/reelected by Majority Shareholder Action, on or about March 23, 1999, and were confirmed and reelected at a regular meeting of Shareholders held on May 3, 1999.

     Kevin Harrington. 43, prior to his current tenure as Chairman and CEO of Reliant Interactive Media, Kevin Harrington helped pioneer the growth and acceptance of televised direct-response marketing, or what our culture more commonly calls "infomercials." In fact, Harrington produced his first infomercial in 1985, and then founded Quantum International, one of the most successful companies in direct response history. Limited to a three-person staff (which included his brother, Tim), Harrington turned a $25,000 investment into sales of more $140 million in the company's first two years of operation. While at the helm of Quantum, Harrington launched a string of highly-profitable shows featuring such universally popular products as The Great Wok of China, Wolfman Jack's Solid Gold Rock 'n Roll Hits (the first ever music infomercial), The JetStream Oven, The Daily Mixer, Ginsu/The Blade Knives, Kevin Trudeau's Mega Memory and The Flying Lure (the industry's first fishing lure show). In 1989, Harrington started the expansion of direct-response television into more than 30 foreign markets. In 1991, Quantum was sold to industry giant National Media. As a result of this transaction, Harrington ascended to the presidency of National, where he presided over the launch of another string of a blockbuster shows, including Bruce Jenner's Stair Climber, Bruce Jenner's Super Step, Bruce Jenner's Powerwalk, Blue Coral's Autofoam and Regal Royal Diamond Cookware. In July, 1994, Harrington left National Media to form joint venture company with The Home Shopping Network. Called HSN Direct International, the aim of the venture was to develop an infomercial company that could take products that had performed successfully on HSN and roll them out into traditional infomercial formats for broadcast around the world. The high-profile domestic and foreign successes of HSN Direct include shows such as Tony Little's Ab Isolator; Sweet Simplicity, a hair removal product; and Kathy Smith's AirTech Glider. HSN Direct also forged a number of ground- breaking alliance with international marketers in countries throughout Europe, Latin America, Asia and the Middle East. Eventually, the company saw its shows broadcast in some 70 countries around the world. In August of 1998, Harrington was appointed Chairman and CEO of Reliant Interactive Media Corp., (OTC BB: RIMC). Kevin Harrington is a founding Board member Electronic Retailing Association, an industry association.

     Tim Harrington. 34, prior to his current tenure as President and COO of Reliant Interactive Media, Tim Harrington worked in close concert with his brother pioneering the growth of the infomercial industry into an accepted means of driving both direct and retail sales. Through his primary focus on the details of legal, contractual and production matters. He continued in that role as the executive vice-president of National Media, also picking up executive responsibility for the firm's marketing and sales departments. As the co-founder and executive vice-president of HSN Direct International, Tim exercised executive control and leadership over product development and marketing groups that generated approximately $30 million in annual sales. HSN Direct's solid production values and media-buying savvy are directly attributed to his leadership of those two key areas. In his current role as president of Reliant, Tim is more involved than ever in over-seeing the infomercial production and product development activities for the Company.

     Mel Arthur. 56, prior to his current tenure as Executive Vice President and Director of Reliant Interactive Media, Mr. Arthur was the "Top Producing show host," producing approximately a billion dollars in revenues while on the air during his eight-year career with Home Shopping Network, and was acknowledged in the industry as one of the most versatile hosts on the air. His expertise ranges from computers, fine jewelry, oriental rugs, exercise equipment, home electronics, vitamins, health and fitness to collectibles and more. Mr. Arthur achieved record sales, including almost 3 million dollars sold in computers, in less than 30 minutes. He has appeared with some of the top celebrities on television and in sports, such as Vanna White, Barbara Mandrel, Ed McMahon, Mickey Mantle, Ted Williams, Willie Mays, and Jim Brown, just to name a few. His business experience is highlighted by a six-year career as a sportscaster and color announcer for the USFL, NASL, the Jacksonville University Basketball Team, and he was the force behind the first half hour magazine shows emanating from PGA Tour Headquarters and The Tournament Player's Championship. Mel was voted Jacksonville's Most Popular radio personality. Mr. Arthur was President of his own insurance agency for three years; was a leader in the telecommunications industry for eight years between 1972 and 1980 as a pioneer in the telephone interconnect industry; and between 1970 and 1972 he was one of the top sales producers for Honeywell's EDP division, marketing large scale, multimillion-dollar mainframe computers. From 1962 through 1970, Mel starred all over the United States, Canada, Europe and the Caribbean as a stand-up comedian, as well as writing for other stand-up comedians such as Jackie Mason and Gabe Kaplan.

     Karl E. Rodriguez, 52, the Company's Secretary, received his Juris Doctor degree in 1972 from Louisiana State University Law School. He has practiced business and corporate law since 1972, emphasizing securities and entertainment matters, and has been self-employed in that capacity for the past five years. He has served as a director of Oasis Entertainment's Fourth Movie Project, Inc., since April 1998. During his law practice he has also been involved in a variety of dynamic business experiences. From 1975 to 1982, he was active in real estate development in the Baton Rouge, Louisiana area. From 1980 until 1985, he specialized in the sale of businesses and franchises as the owner and operator of VR Business Brokers. In 1986, he became the Project Manager for Bluffs Limited Partnership, where he structured the development of an Arnold Palmer Design Golf Course and in 1992, Mr. Rodriguez was the Managing Director for MedAmerica, LLC., medicine clinics for children. From 1993 through 1998, he was the Director, Corporate Secretary and General Counsel for Telco Communications, Inc., which is a long distance reseller company. From 1992 until 1996, he was the President of Healthcare Financial and Management Services, Inc., providing billing services to three Louisiana hospitals.


--------------------------------------------------------------------------------

                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------



     The Company has entered into Employment Agreements with Kevin Harrington and Tim Harrington for 5 years and with Mel Arthur for 3 years. (See Exhibits 6.1, 6.2 and 6.3 "Employment Agreements"). The Company's Officers and Directors serve with the following elements of compensation at this time:

     Summary Compensation Table. the disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation ss. 228.402.


                                                                           -----------------------------------------------
                                                                                       Long Term Compensation
                              --------------------------------------------------------------------------------------------
                                           Annual Compensation                          Awards                Payouts
--------------------------------------------------------------------------------------------------------------------------
a                    b               c              d              e              f               g              h              i

                                                                                               Securi-
                                                                 Other         Restric-         ties                       All Other
Name                                                            Annual           ted           Under-                       Compen-
and                                                             Compen-         Stock           lying           LTIP        sation
Principal                          Salary         Bonus       sation ($)        Awards         Options        Payouts         ($)
Position             Year           ($)            ($)                           ($)          SARs (#)          ($)
------------------------------------------------------------------------------------------------------------------------------------
                     1999         120,000        (d)(1)            0            (f)(1)         (g)(1)          (h)(1)          0
Kevin
Harrington
CEO (1)
                   -----------------------------------------------------------------------------------------------------------------
                     1998          10,000           0              0              0               0              0             0
                   -----------------------------------------------------------------------------------------------------------------
                     1997            0              0              0              0               0              0             0
------------------------------------------------------------------------------------------------------------------------------------
                     1999          96,000        (d)(2)            0            (f)(2)         (g)(2)          (h)(2)          0
Tim Harrington
COO (2)
                   -----------------------------------------------------------------------------------------------------------------
                     1998          8,000            0              0              0               0              0             0
                   -----------------------------------------------------------------------------------------------------------------
                     1997            0              0              0              0               0              0             0
------------------------------------------------------------------------------------------------------------------------------------
                     1999          41,500           0              0           175.000         100,000         (h)(3)          0
Mel Arthur                                                                      (f)(3)         (g)(3)
VP (3)
                   -----------------------------------------------------------------------------------------------------------------
                     1998            0              0              0              0               0              0             0
                   -----------------------------------------------------------------------------------------------------------------
                     1997            0              0              0              0               0              0             0
====================================================================================================================================

Notes to Table:

(d)(1)(2)(3) Bonuses are based on 0.009% (Kevin Harrington), 0.006% (Tim Harrington) and none (Mel Arthur), all of Adjusted Gross Revenues for 1999. These year end figures have not yet been calculated. The amount of bonuses is expected to take Tim Harrington (2) over $100,000. It is not expected to take Mel Arthur (3) to that level. Information respecting Mr. Arthur is included voluntarily for the reason that these three are the only highly compensated employees expected to remain so in the future.

(f)(1)(2)(3) / (g)(1)(2)(3) / (h)(1)(2)(3) Again, these restricted stock awards for 1999 cannot be determined until completion of 1999 audit. Mel Arthur was awarded restricted stock in advance, but may be entitled to further award, based on final 1999 results.

Additional Discussion.

Kevin Harrington is scheduled to receive $10,000.00 monthly (which is $120,000.00 annually), and Tim Harrington is scheduled to receive $8,000.00, monthly (which is $96,000.00 annually), respectively, as a base, with overrides of 9/10 of 1% for Kevin Harrington and 6/10 of 1% for Tim Harrington of "ADJUSTED GROSS REVENUES" as hereinafter defined. Mel Arthur is scheduled to receive $3,500 per month.

     Officers have deferred and are deferring a substantial portion of their accrued compensation pending increased corporate liquidity and profitability. The Company pays 100% of a medical insurance plan for the three officers above mentioned, and life insurance for Kevin Harrington. Karl Rodriguez, serves without compensation from the Issuer.

     No other executive officer has received or is entitled to receive compensation for any service to this Small Business Issuer, during 1997, 1998 or 1999.

================================================================================
1999 through Dec 31        Accrued $               Paid $           Deferred $
--------------------------------------------------------------------------------
Kevin Harrington          120,000.00                   0           120,000.00
--------------------------------------------------------------------------------
Tim Harrington             96,000.00               5,000            91,000.00
--------------------------------------------------------------------------------
Mel Arthur                 41,500.00               8,125            33,375.00
--------------------------------------------------------------------------------
Karl Rodriguez                     0                   0                    0
================================================================================

     As previously indicated, certain unexercised options and bonuses, are disclosed in detail in Table D, following.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

                                 TABLES D AND E
                          OPTIONS, AWARDS AND BENEFITS

     The Company has provided certain additional bonuses, incentives and benefits for Kevin Harrington, Tim Harrington and Mel Arthur, all pursuant to ss.4(2) of the 1933 Securities Act, as follows. First the compensatory option plan. No options have been exercised.


====================================================================================================================================
                                                Date                                                                  Number of
Optionee                  Date of Grant         Exercisable           Expiration Date         Exercise Price          Options
------------------------------------------------------------------------------------------------------------------------------------
Kevin Harrington                                                                                                      60,000
                          30 June 99            30 Dec 99             30 June 04              $2.50
-------------------------                                                                                           ----------------
Tim Harrington                                                                                                        40,000
-------------------------                                                                                           ----------------
Mel Arthur                                                                                                            5,000
------------------------------------------------------------------------------------------------------------------------------------
Kevin Harrington                                                                                                      60,000
                          30 June 99            30 June 00            30 June 04              $4.00
-------------------------                                                                                           ----------------
Tim Harrington                                                                                                        40,000
-------------------------                                                                                           ----------------
Mel Arthur                                                                                                            5,000
------------------------------------------------------------------------------------------------------------------------------------
Kevin Harrington                                                                                                      60,000
                          30 June 99            30 Dec 00             30 June 04              $6.00
-------------------------                                                                                           ----------------
Tim Harrington                                                                                                        40,000
-------------------------                                                                                           ----------------
Mel Arthur                                                                                                            5,000
------------------------------------------------------------------------------------------------------------------------------------
Kevin Harrington                                                                                                      60,000
                          30 June 99            30 June 01            30 June 04              $7.50
-------------------------                                                                                           ----------------
Tim Harrington                                                                                                        40,000
-------------------------                                                                                           ----------------
Mel Arthur                                                                                                            5,000
====================================================================================================================================

     The foregoing options are carried in the following table as "Compensatory Option Plan".


=============================================================================================================================
     Additional Bonuses,
     Incentives/Benefits              Kevin Harrington                Tim Harrington                    Mel Arthur
-----------------------------------------------------------------------------------------------------------------------------
                                 6 months: 60,000               6 months: 40,000                6 months: 5,000
Compensatory Stock                            shares @ $2.50                  shares @ $2.50                 shares @ $2.50
Option Plan

(See previous table)

(See Exhibit 6.2):
                              -----------------------------------------------------------------------------------------------
                                12 months: 60,000              12 months: 40,000               12 months: 5,000
                                              shares @ $4.00                  shares @ $4.00                 shares @ $4.00
                              -----------------------------------------------------------------------------------------------
                                18 months: 60,000              18 months: 40,000               18 months: 5,000
                                              shares @ $6.00                  shares @ $6.00                 shares @ $6.00
                              -----------------------------------------------------------------------------------------------
                                24 months: 60,000              24 months: 40,000               24 months: 5,000
                                              shares @ $7.50                  shares @ $7.50                 shares @ $7.50
-----------------------------------------------------------------------------------------------------------------------------
Revenue                         For each $10,000,000           For each $10,000,000            For each $10,000,000
Performance Stock               in gross revenues,             in gross revenues,              in gross revenues,
Bonus                           issuance of 100,000            issuance of 100,000             issuance of 100,000
                                shares up to a total of        shares up to a total of         shares up to a total of
                                3,000,000 shares (no           2,000,000 shares (no            900,000 shares (no
                                more than 1/6 of total         more than 1/6 of total          more than 1/6 of total
                                to vest in any 6 month         to vest in any 6 month          to vest in any 6
                                period)                        period)                         month period)

--------------------------------------------------------------------------------------------------------------
Stock Trading            Purchase 144,000               Purchase 100,000                Purchase 12,500
Performance Stock        shares if trading at           shares if trading at            shares if trading at
Options @ $7.50 per      $15; 144,000 shares if         $15; 100,000 shares if          $15; 12,500 shares if
share                    trading at $20;                trading at $20;                 trading at $20; 15,000
                         192,000 shares if              120,000 shares if               shares if trading at
                         trading at $25.                trading at $25.                 $25.
--------------------------------------------------------------------------------------------------------------
Life, Health &
Disability Insurance          Yes                               Yes                             Yes
--------------------------------------------------------------------------------------------------------------
Automobile               $1,000/month                       $750/month                         $500/month
==============================================================================================================


     The first group of Options exercisable December 31, 1999 have vested. None of the options have been exercised. Revenue Performance Stock Bonuses are believed to have been earned or will be earned in early 2000. No Stock Trading Performance Options have been earned, or are likely to be earned in the next six months; however options based on market performance are speculative and subject to uncontrollable market forces. No one can predict nor should predict how the market will respond to our common stock.

--------------------------------------------------------------------------------

             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------


     Kevin and Tim Harrington are brothers and officers and directors of our Company. Both of them are the owners of business interests acquired by this Company; namely, Kevin Harrington Enterprises (Kevin Harrington), and Cigar Television Network (Tim Harrington).

     We acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post- reverse] shares of this Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrrington having received 700,000 shares.

     Karl Rodriguez serves as secretary and general counsel of Oasis Fourth Movie Project, Inc., engaged in business with the Company, in the film and video tape production industry. The Ownership and Management of Oasis is otherwise unrelated to the ownership and management of this Issuer.



             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------

                                     PART II
--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
                         and Shareholder Matters Equity.
--------------------------------------------------------------------------------


 (a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTC BB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

================================================================================
PERIOD            HIGH BID     LOW BID      PERIOD         HIGH BID    LOW BID
--------------------------------------------------------------------------------
1st 1998           0.44         0.22       1st 1999         1.69        0.72
--------------------------------------------------------------------------------
2nd 1998           0.56         0.19       2nd 1999 (1)     10.00       5.50
--------------------------------------------------------------------------------
3rd 1998           1.75         0.63       3rd 1999 (1)     7.50        2.00
--------------------------------------------------------------------------------
4th 1998           1.68         0.60
================================================================================

(1) These last two figures have been adjusted, for comparative purposes, as if the most recent 5 to 1 Reverse had not taken place.

     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.

(b) Holders. 128

(c) Dividends. No dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------

                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------


     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer, except as disclosed herein. The Registrant has been named as a defendant in California state court action seeking damages for rent based upon an oral lease/agreement. Management has cross-complained against certain third parties believed to be responsible. Management intends to defend this action vigorously and does not consider this action to be meritorious, as against it, or a significant financial exposure to it in any case.

--------------------------------------------------------------------------------

             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------


     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

--------------------------------------------------------------------------------

                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------


     The following disclosure is provided of sales and placements of unregistered securities, for the past three years. There having been two historical reverse splits, all numbers represent the after and current condition and coordinate with the issuer's financial statements.

     During 1998, the Issuer acquired Reliant Corporation (a.k.a. Kevin Harrington Enterprises) and Cigar Television Network for the issuance of a total of 570,400 shares of common stock. Kevin and Tim Harrington are brothers and are officers and directors of this Issuer. Both of them are the owners of business interests acquired by this Company; namely, Kevin Harrington Enterprises (Kevin Harrington and Tim Harrington), and Cigar Television Network (Kevin Harrington). These shares were issued pursuant to ss.4(2) of the Securities Act of 1933.

     During 1998, the issuer placed a total of 329,770 (post-reverse) shares of common stock to sophisticated investors, for cash totaling $513,500. These shares were issued pursuant to Regulation D, Rule 504, promulgated by the Commission pursuant to ss.3(b) of the Securities Act of 1933. These investors had pre-existing relationships with the Company, and had access, by virtue of those relationships to the kind of information which registration would have provided.

     Also during 1998, the issuer issued a total 103,800 (post-reverse) shares to and among 29 service providers, for services to the issuer, valued at $129,750 ($1.25 post-reverse, $0.25 pre-reverse, per share). These shares were issued pursuant to ss.4(2) of the Securities Act of 1933.

     In January of 1999, the company issued 236,000 shares of common stock for cash and services as follows: Fortune Marketing, 105,000 shares, for public relations services; Michael Barclay, 100,000 shares for consulting services; Coffin Communications, 20,000 shares, for consulting services; Tony Hyman, 5,000 shares, for talent services; and David Gray, 100,000 shares, for $25,000.00 cash. The issuances for services were valued at $1.00 per share. Mr. Gray is a sophisticated investors with pre- existing relationships with the Company, having access, by virtue of those relationships to the kind of information which registration would have provided.

     On or about February 23, 1999, the Company received $330,000.00, from six highly sophisticated investors, specifically targeted to infomercial production. In consideration of this investment, the investors received an aggregate of 1,000,000 shares of restricted common stock of the Company. In addition, addition to acquiring those shares, the investors will receive certain special royalties described in Item 2 of Part I, MANAGEMENT'S DISCUSSION AND ANALYSIS. The circumstances of the special investment are described as follows. Kevin Harrington, the President of this Registrant, knowing of the Registrant's need for funds approached the former President, Kent Rainey, as one somewhat familiar with the Registrant Company, to provide information about the Registrants current plan and operations, and to solicit his interest in interesting a small group of investors to help out. The other five investors were introduced by Kent Rainey. Three of the investors were already non-affiliate shareholders of the Registrant. The Registrant is aware of no facts to suggest that these investors are affiliates of each other in any material way, other than as mentioned.

     The Company made an agreement in April with Oasis Entertainment's Fourth Movie Project, Inc. (a related party transaction) to provide funding in the amount of $250,000.00 for use in the production of three additional infomercials. Oasis is to receive 250,000 shares of common stock upon completion of the funding in April, plus a royalty of 2% of the adjusted gross revenues derived on all products designated in the agreement until Oasis has been paid $625,000.00, and thereafter 1% thereof in perpetuity. This transaction is deemed to be a related party for the reason that, and only for the reason that, Karl Rodriguez is the fourth Director of this registering Company and is also Secretary and a

Director of Oasis Entertainment's Fourth Movie Project, Inc. The right to receive these shares has vested, these shares have not been issued as of this date.

     On or about February 18, 1999, the Issuer compensated Concept TV Productions with 15,000 shares of common stock, pursuant to ss.4(2) of the 1933 Act, for production services valued at $1.00 per share.

     On or about March 10, 1999, Earl Greenberg, a sophisticated investor and the president of the Electronics Retailers Association, a trade group for infomercial companies, purchased 100,000 new investment shares of common stock, pursuant to ss.4(2) of the 1933 Act, for $25,000.00. Kevin Harrington having been associated with that association, the purchaser had a pre-existing relationship with the Company, and had access, by virtue of that relationship to the kind of information which registration would have provided.

     On or about March 10, 1999, Lee Robinson, a sophisticated investor and the owner of Robinson Realty of Cincinnati, Ohio, as a personal friend of Kevin Harrington, purchased 40,000 new investment shares of common stock, pursuant to ss.4(2) of the 1933 Act, for $25,000.00. The purchaser had a pre-existing relationship with the Company, and had access, by virtue of that relationship to the kind of information which registration would have provided.

     About March 23, 1999, we acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares. The shares were valued at the most recent cash price of the stock which was $0.50 per share. There were no operations by TPH Marketing Inc., prior to the acquisition, the Company was mainly purchasing the services of the President and that is why the excess of the purchase price over the net book value of the TPH is being charged to operation expense. The business acquired in 1999, TPH Marketing, Inc., does not qualify as a "significant subsidiary" because it had no revenues or assets prior to acquisition. Shares issued for acquisition were issued pursuant to Rule 145, and ss.4(2) of the Securities Act of 1933.

     On or about April 1, 1999, the Issuer compensated Lifestyle Marketing with 40,000 shares of common stock, pursuant to ss.4(2) of the 1933 Act, for the acquisition of production services valued at $1.00 per share.

     On or about April 1, 1999, and before the effective changes to Rule 504, three highly sophisticated investors purchased 600,000 additional shares of common stock, for cash totalling $300,000. These investors had pre-existing relationships with the Company, and had access, by virtue of those relationships to the kind of information which registration would have provided.

     On or about April 28, 1999, 4,000 new investment shares of common stock were issued to Coffin Communications for public relations and investor services valued at $1.00 per share.

     On or about April 28, 1999, 1,000 new investment shares of common stock were issued to Buzz Nofal for Y2K infomercial services valued at $1.00 per share.

     On or about April 28, 1999, 500 new investment shares of common stock were issued for miscellaneous Y2K infomercial services valued at $1.00 per share.

     All of the foregoing "New Investment Shares" were issued pursuant toss.4(2)

--------------------------------------------------------------------------------

               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------


     The following indemnification provision is contained in the Employment Agreements (See Exhibit 6.1) of Kevin Harrington, Tim Harrington and Mel Arthur:

     "Indemnification. Employer shall indemnify Employee and hold Employee harmless from liability for acts or decisions made by Employee while performing services for Employer to the greatest extent permitted by applicable law. Employer shall use its best efforts to obtain coverage for Employee under any insurance policy now in force or hereafter obtained during the term of this Agreement insuring officers and directors of Employer against such liability."

     Karl Rodriguez has no Employment Agreement and no indemnification from the Company.

--------------------------------------------------------------------------------

                                    PART F/S
--------------------------------------------------------------------------------


Financial Statements

--------------------------------------------------------------------------------
                        FINANCIAL STATEMENTS                                PAGE
--------------------------------------------------------------------------------
F-1   AUDITED FINANCIAL STATEMENTS: for the Years Ended
       December 31, 1998 and 1997                                            F-1

** Plese refer to the previous filing (the 10-SB-A1) for all of the above-listed exhibits, which are incorporated herein by this reference **
--------------------------------------------------------------------------------
F-2   UNAUDITED FINANCIAL STATEMENTS: for the Nine Months Ended             F-14
      September 30, 1999 and the Year ended December 31, 1998
================================================================================

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                    September 30, 1999 and December 31, 1998

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets


                                     ASSETS

                                                 September 30,      December 31,
                                                     1999              1998
                                                 -------------      -----------
                                                  (Unaudited)

CURRENT ASSETS

   Cash                                           $   189,025       $   122,257
   Accounts receivable, net                           797,686              --
   Inventory                                          104,459            27,342
   Prepaids                                           100,000              --
   Employee advances                                    9,610              --
                                                  -----------       -----------

     Total Current Assets                           1,200,780           149,599
                                                  -----------       -----------

PROPERTY AND EQUIPMENT

   Machinery and equipment                             25,925            25,925
   Office furniture and equipment                      45,292            45,292
                                                  -----------       -----------

     Total Property and Equipment                      71,217            71,217

      Less accumulated depreciation                   (18,286)          (10,258)
                                                  -----------       -----------

     Net Property and Equipment                        52,931            60,959
                                                  -----------       -----------

OTHER ASSETS

   Deposits                                              --              12,773
   Other assets                                        20,000              --
   Prepaid advertising                              1,537,387            85,302
   Patent and trademark costs                          26,668            26,668
                                                  -----------       -----------

     Total Other Assets                             1,584,055           124,743
                                                  -----------       -----------

     TOTAL ASSETS                                 $ 2,837,766       $   335,301
                                                  ===========       ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                              September 30,     December 31,
                                                                 1999               1998
                                                              -------------     -----------
                                                               (Unaudited)

CURRENT LIABILITIES

   Accounts payable                                            $ 1,019,575      $    73,192
   Accrued expenses                                                 43,516            5,418
   Payable - related parties                                        96,952             --
   Notes payable - related parties, current portion                500,000             --
   Notes payable, current portion                                   40,000           40,000
                                                               -----------      -----------

     Total Current Liabilities                                   1,700,043          118,610
                                                               -----------      -----------

LONG-TERM DEBT

   Notes payable - related parties                                  87,500           87,500
                                                               -----------      -----------

     Total Long-Term Debt                                           87,500           87,500
                                                               -----------      -----------

     TOTAL LIABILITIES                                           1,787,543          206,110
                                                               -----------      -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

   Common stock: 50,000,000 shares authorized of $0.001
    par value, 6,135,440 and 3,373,570 shares issued
    and outstanding, respectively                                    6,135            3,374
   Additional paid-in capital                                    3,157,724        1,359,985
   Accumulated deficit                                          (2,113,636)      (1,234,168)
                                                               -----------      -----------

     Total Stockholders' Equity                                  1,050,223          129,191
                                                               -----------      -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 2,837,766      $   335,301
                                                               ===========      ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)


                                                  For the                         For the
                                              Three Months Ended              Nine Months Ended
                                                September 30,                   September 30,
                                         ---------------------------     ---------------------------
                                             1999            1998           1999             1998
                                         -----------     -----------     -----------     -----------

NET SALES                                $ 5,918,342     $    31,125     $ 9,155,832     $    91,243

COST OF GOODS SOLD                           817,272          17,223       1,331,677          50,551
                                         -----------     -----------     -----------     -----------

GROSS MARGIN                               5,101,070          13,902       7,824,155          40,692
                                         -----------     -----------     -----------     -----------

OPERATING EXPENSES

   Depreciation                                2,676           1,657           8,028           4,971
   Bad debt expense                              948            --            18,358            --
   General and administrative              1,299,014         176,696       3,396,841         508,088
   Research and development                   10,465           9,621          40,620          30,345
   Production and media costs              2,778,243            --         4,301,954            --
   Marketing                                 585,515         127,211         860,510         203,721
   Rent                                       15,205          10,917          45,157          35,031
                                         -----------     -----------     -----------     -----------

     Total Operating Expenses              4,692,066         326,102       8,671,468         782,156
                                         -----------     -----------     -----------     -----------

OPERATING INCOME (LOSS)                      409,004        (312,200)       (847,313)       (741,464)
                                         -----------     -----------     -----------     -----------

OTHER INCOME (EXPENSES)

   Interest expense                          (12,450)         (3,159)        (32,511)         (7,675)
   Interest income                               261             102             356             102
                                         -----------     -----------     -----------     -----------

     Total Other Income (Expenses)           (12,189)         (3,057)        (32,155)         (7,573)
                                         -----------     -----------     -----------     -----------

INCOME (LOSS) BEFORE INCOME
 TAXES                                       396,815        (315,257)       (879,468)       (749,037)

INCOME TAXES                                    --              --              --              --
                                         -----------     -----------     -----------     -----------

NET INCOME (LOSS)                        $   396,815     $  (315,257)    $  (879,468)    $  (749,037)
                                         ===========     ===========     ===========     ===========

BASIC INCOME (LOSS) PER SHARE            $      0.07     $     (0.11)    $     (0.17)    $     (0.30)
                                         ===========     ===========     ===========     ===========

WEIGHTED AVERAGE SHARES
 OUTSTANDING                               5,815,222       2,817,235       5,207,545       2,520,451
                                         ===========     ===========     ===========     ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity


                                                 Common Stock          Additional
                                          -------------------------     Paid-in      Accumulated
                                            Shares        Amount        Capital        Deficit
                                          -----------   -----------   -----------    -----------

Balance, December 31, 1997                  2,369,600   $     2,370   $   377,719    $   (99,255)

Capital contributions, 1998                      --            --         340,020           --

Common stock issued in recapitalization
 of Reliant Corporation                       570,400           570          (570)          --

Common stock issued for cash at an
 average price of $1.56 per share             329,770           330       513,170           --

Common stock issued for services
 valued at $1.25 per share                    103,800           104       129,646           --

Net loss for the year ended
 December 31, 1998                               --            --            --       (1,134,913)
                                          -----------   -----------   -----------    -----------

Balance, December 31, 1998                  3,373,570         3,374     1,359,985     (1,234,168)

Common stock issued for cash at an
 average price of $0.86 per share
 (unaudited)                                1,098,000         1,098       938,902           --

Common stock issued for services
 valued at $1.15 per share (unaudited)         43,700            43        50,457           --

Fractional shares issued in the reverse
 stock split (unaudited)                          170          --            --             --

Common stock issued for services
 valued at $0.50 per share (unaudited)        100,000           100        49,900           --

Common stock issued for investment
 in Tony Little Website at $0.50 per
 share (unaudited)                             20,000            20         9,980           --

Common stock issued for acquisition
 of TPH Marketing, Inc. valued at
 $0.50 per share (unaudited)                1,500,000         1,500       748,500           --

Net loss for the nine months ended
  September 30, 1999 (unaudited)                 --            --            --         (879,468)
                                          -----------   -----------   -----------    -----------

Balance, September 30, 1999
 (unaudited)                                6,135,440   $     6,135   $ 3,157,724    $(2,113,636)
                                          ===========   ===========   ===========    ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)


                                                              For the                      For the
                                                         Three Months Ended            Nine Months Ended
                                                            September 30,                September 30,
                                                     --------------------------    --------------------------
                                                        1999           1998           1999           1998
                                                     -----------    -----------    -----------    -----------

CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net income (loss)                                 $   396,815    $  (315,257)   $  (879,468)   $  (749,037)
   Adjustments to reconcile net income (loss)
    to net cash used in operating activities:
     Depreciation                                          2,676          1,657          8,028          4,971
     Amortization of prepaid advertising                  99,952           --          145,626           --
     Bad debt                                                948           --           18,358           --
     Loss on impairment                                     --             --          750,000           --
     Common stock issued for services                     50,000           --          100,500           --
   Changes in assets and liabilities:
     Accounts receivable                                 249,041           --         (816,044)          --
     Prepaids and advances                              (108,560)          --         (109,610)          --
     Inventory                                           (30,146)          --          (77,117)          --
     Deposits                                               --            2,909         12,773         12,773
     Prepaid expenses                                 (1,185,327)          --       (1,597,711)          --
     Other assets                                        (10,000)          --          (10,000)          --
     Cash overdraft                                      (91,647)          --             --             --
     Accounts payable                                    457,600         18,520        946,383         55,100
     Accrued expenses                                       (381)          --           38,098           --
                                                     -----------    -----------    -----------    -----------

       Net Cash Used in Operating
         Activities                                     (169,029)      (292,171)    (1,470,184)      (676,193)
                                                     -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES

   Patent and trademark costs                               --             --             --          (26,668)
                                                     -----------    -----------    -----------    -----------

       Net Cash Used in Investing Activities                --             --             --          (26,668)
                                                     -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds (payments) from notes payable                358,054           --          596,952           --
   Proceeds from issuance of common
     stock                                                  --           95,000        940,000        195,000
   Proceeds from additional capital
     contribution                                           --           89,140           --          340,020
                                                     -----------    -----------    -----------    -----------

       Net Cash Provided by Financing
        Activities                                   $   358,054    $   184,140    $ 1,536,952    $   535,020
                                                     -----------    -----------    -----------    -----------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)


                                                For the                  For the
                                           Three Months Ended        Nine Months Ended
                                              September 30,            September 30,
                                          ---------------------    ---------------------
                                            1999        1998         1999        1998
                                          ---------   ---------    ---------   ---------

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS                $ 189,025   $(108,031)   $  66,768   $(167,841)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                           --       150,195      122,257     210,005
                                          ---------   ---------    ---------   ---------

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                            $ 189,025   $  42,164    $ 189,025   $  42,164
                                          =========   =========    =========   =========

Cash Payments For:

   Income taxes                           $    --     $    --      $    --     $    --
   Interest                               $  12,450   $    --      $  32,511   $    --

Non-Cash Financing Activities:

   Common stock issued for services       $  50,000   $    --      $ 100,500   $    --
   Common stock issued for other assets   $  10,000   $    --      $  10,000   $    --
   Common stock issued for subsidiary     $    --     $    --      $ 750,000   $    --


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and 1998 and for all periods presented have been made.

     Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for periods ended September 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

NOTE 2 - REVERSE STOCK SPLIT

     On March 23, 1999, the Company completed a reverse stock split on a 1 share for 5 share basis. No shareholder was reduced to less than 100 shares. All references to shares issued and outstanding have been restated to reflect the reverse stock split.

NOTE 3 - COMMON STOCK TRANSACTIONS

     During the first quarter of 1999, the Company sold 248,000 post-split shares (1,240,000 pre-split shares) of its common stock for $390,000 or an average price of $1.57 per share ($0.31 per share pre-split). The Company also issued 38,200 post-split shares (191,000 pre-split shares) of its common stock for services rendered, valued at $47,750 or $1.25 per share ($0.25 per share pre-split). The shares were valued at the market price of the stock at the time of issuance.

     During the second quarter of 1999, the Company sold 600,000 shares of its common stock for $300,000 or $0.50 per share. In addition, the Company sold 250,000 shares of its common stock to a related company for $250,000 or $1.00 per share. The Company also issued 5,500 shares of its common stock for services rendered, valued at $2,750 or $0.50 per share, the market price of the stock at the time of issuance.

     During the third quarter of 1999, the Company issued 100,000 shares of its common stock for services rendered, valued at $50,000 or $0.50 per share, the market price of the stock at the time of issuance.

     On May 26, 1999, the Company purchased a fifty-one percent (51%) interest in the Tony Little Web Site. The Company paid $10,000 cash and issued 20,000 post-split shares of common stock. The stock was valued at $10,000 or $0.50 per share, the market price of the stock at the time of issuance.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 3 - COMMON STOCK TRANSACTIONS (Continued)

     On May 3, 1999, the Company acquired TPH Marketing, Inc. (TPH). The Company acquired 100% of TPH and TPH became a wholly-owned subsidiary. The Company issued 1,500,000 post-split shares of its common stock in the acquisition. The shares were valued at $750,000 or $0.50 per share, the market price of the stock at the time of the acquisition. The acquisition is accounted for as a combination under the purchase method of accounting with acquired assets and liabilities recorded at their fair market values resulting in goodwill of $750,000 since TPH had no assets and liabilities at the date of acquisition.

     The resulting goodwill is being written off in the first quarter of 1999 with a charge to operating expenses in the amount of $750,000. Activity from the date of acquisition to September 30, 1999 has been included in the statement of operations.

NOTE 4 - OUTSTANDING STOCK OPTIONS

     The following summarizes the date exercisable, expiration date and exercise price of the Company's outstanding options to purchase common stock at September 30, 1999.

     Date Exercisable       Expiration Date    Exercise Price       Number
     ----------------       ---------------    --------------       ------
     December 30, 1999       June 30, 2004        $   2.50          105,000
     June 30, 2000           June 30, 2004        $   4.00          105,000
     December 30, 2000       June 30, 2004        $   6.00          105,000
     June 30, 2001           June 30, 2004        $   7.50          105,000
                                                                  ---------

                Total Options Outstanding                           420,000
                                                                  =========

     The options were granted as compensation and additional bonuses to certain officers of the Company. These options were issued with an exercise price above the market value of the stock at the date of issuance.

NOTE 5 - FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

     The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.

--------------------------------------------------------------------------------

                                    PART III
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------


                                  Exhibit Index

============================================================================================
  #                       Table Category / Description of Exhibit                      Page
--------------------------------------------------------------------------------------------
                   [2] ARTICLES/CERTIFICATES OF INCORPORATION, BY-LAWS AND MINUTES
--------------------------------------------------------------------------------------------
2.0   ARTICLES OF INCORPORATION of the Issuer: Reliant Interactive Media Corp.          59
      (a Nevada Corporation)
--------------------------------------------------------------------------------------------
2.1   ARTICLES OF AMENDMENT: Reliant Corporation.                                       62
--------------------------------------------------------------------------------------------
2.2   BY-LAWS                                                                           70
--------------------------------------------------------------------------------------------
                    [6] MATERIAL CONTRACTS
--------------------------------------------------------------------------------------------
6.0   PLAN OF REORGANIZATION AND MERGER FOR CHANGE OF SITUS: Utah to Nevada,            80
      March 15, 1999
--------------------------------------------------------------------------------------------
6.1   EMPLOYMENT AGREEMENT: Kevin Harrington                                            83
--------------------------------------------------------------------------------------------
6.2   EMPLOYMENT AGREEMENT: Tim Harrington                                              97
--------------------------------------------------------------------------------------------
6.3   EMPLOYMENT AGREEMENT: Mel Arthur                                                 110
--------------------------------------------------------------------------------------------
6.4   COMPENSATORY STOCK OPTION PLAN                                                   123
--------------------------------------------------------------------------------------------

** Plese refer to the previous filing (the 10-SB-A1) for all of the above-listed exhibits, which are incorporated herein by this reference **

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.



                         Reliant Interactive Media Corp

                          formerly Reliant Corporation

                                       by







/s/                                       /s/
------------------------------          ----------------------------------------
Kevin Harrington                          Tim Harrington
CHAIRMAN AND CEO/DIRECTOR                 PRESIDENT AND
                                            COO/DIRECTOR






/s/                                       /s/
-----------------------------           ----------------------------------------
Mel Arthur                                Karl E. Rodriguez
EXECUTIVE VICE                            SECRETARY/DIRECTOR
PRESIDENT/DIRECTOR